BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial

statements as of December 31, 2021 and June 30, 2021,

and for the three-and six-month periods ended December 31, 2021,

and 2020.

INDEX

Unaudited interim condensed consolidated financial statements as of December 31, 2021, June 30, 2021 and for the three- and six-month periods ended December 31, 2021 and 2020.
Unaudited interim condensed consolidated statements of financial position as of December 31, 2021 and June 30, 2021	F-3
Unaudited interim condensed consolidated statements of comprehensive income for the three-and six-month periods ended December 31, 2021 and 2020	F-5
Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2021 and 2020	F-7
Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2021 and 2020	F-9
Notes to the unaudited interim condensed consolidated financial statements	F-12

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021, and June 30, 2021

(Amounts in US Dollars)

	Notes	12/31/2021	06/30/2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	36,366,131	36,046,113
Other financial assets	6.2	3,607,639	11,161,398
Trade receivables	6.3	119,285,056	88,784,172
Other receivables	6.4	16,255,750	11,153,705
Income and minimum presumed recoverable income taxes	8	1,072,748	990,881
Inventories	6.5	87,308,712	61,037,551
Biological assets	6.6	8,142,920	2,315,838
Total current assets		272,038,956	211,489,658

NON-CURRENT ASSETS
Other financial assets	6.2	869,032	1,097,462
Trade receivables	6.3	121,234	135,739
Other receivables	6.4	1,810,645	2,543,142
Income and minimum presumed recoverable income taxes	8	31,112	12,589
Deferred tax assets	8	5,427,325	3,278,370
Investments in joint ventures and associates	12	34,054,957	30,657,173
Property, plant and equipment	6.7	48,946,555	47,954,596
Intangible assets	6.8	72,563,018	67,342,362
Goodwill	6.9	32,288,120	28,751,206
Right of use asset	18	1,488,608	1,327,660
Total non-current assets		197,600,606	183,100,299
Total assets		469,639,562	394,589,957

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021, and June 30, 2021

(Amounts in US Dollars)

	Notes	12/31/2021	06/30/2021
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	6.10	106,016,242	72,091,408
Borrowings	6.11	48,230,663	76,785,857
Employee benefits and social security	6.12	6,472,078	4,680,078
Deferred revenue and advances from customers		7,110,046	6,277,313
Income tax payable	8	11,687,238	7,452,891
Lease liabilities	18	635,240	750,308
Total current liabilities		180,151,507	168,037,855

NON-CURRENT LIABILITIES
Borrowings	6.11	90,738,228	47,988,468
Government grants		—	784
Joint ventures and associates	12	616,173	1,278,250
Deferred tax liabilities	8	24,335,655	25,699,495
Provisions		484,490	449,847
Consideration for acquisition	6.13	12,443,071	11,790,533
Convertible notes		48,890,332	48,664,012
Lease liabilities	18	570,505	390,409
Total non-current liabilities		178,078,454	136,261,798
Total liabilities		358,229,961	304,299,653

EQUITY
Equity attributable to owners of the parent		84,156,819	67,743,242
Non-controlling interests		27,252,782	22,547,062
Total equity		111,409,601	90,290,304
Total equity and liabilities		469,639,562	394,589,957

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-and six-month periods ended December 31, 2021 and 2020

(Amounts in US Dollars)

		Three-month period ended		Six-month period ended
	Notes	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Revenues from contracts with customers	7.1	92,313,776	48,003,308	158,667,650	90,108,598
Government grants		337	556	805	1,160
Initial recognition and changes in the fair value of biological assets		1,590,925	734,826	2,142,828	984,193
Changes in the net realizable value of agricultural products after harvest		(1,242,185)	—	(1,242,185)	—
Total		92,662,853	48,738,690	159,569,098	91,093,951

Cost of sales	7.2	(55,332,989)	(25,073,842)	(93,215,442)	(48,186,484)
Research and development expenses	7.3	(1,384,032)	(1,114,820)	(2,815,574)	(2,139,032)
Selling, general and administrative expenses	7.4	(18,814,561)	(11,219,716)	(34,997,761)	(21,311,959)
Share of profit or loss of joint ventures and associates	12	1,141,323	65,975	919,087	305,687
Other income or expenses, net		(571,365)	135,132	(1,717,982)	140,322
Operating profit		17,701,229	11,531,419	27,741,426	19,902,485

Financial cost	7.5	(3,420,256)	(5,366,130)	(6,763,065)	(10,642,180)
Other financial results	7.5	(4,801,365)	(530,744)	(6,638,224)	(7,990,156)
Profit before income tax		9,479,608	5,634,545	14,340,137	1,270,149

Income tax	8	(4,141,102)	(3,835,587)	(6,736,415)	(5,841,453)
Profit(loss) for the period		5,338,506	1,798,958	7,603,722	(4,571,304)

Profit (loss) for the period attributable to:
Equity holders of the parent		3,427,093	648,193	4,301,230	(6,323,365)
Non-controlling interests		1,911,413	1,150,765	3,302,492	1,752,061
		5,338,506	1,798,958	7,603,722	(4,571,304)

Profit(loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent	9	0.0834	0.0171	0.1046	(0.1663)
Diluted profit (loss) attributable to ordinary equity holders of the parent	9	0.0808	0.0166	0.1014	(0.1663)
Weighted average number of shares
Basic	9	41,104,331	38,016,601	41,104,331	38,016,601
Diluted	9	42,403,196	39,038,280	42,403,196	38,016,601

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

For the six-month periods ended December 31, 2021 and 2020

(Amounts in US Dollars)

	Three-month period ended		Six-month period ended
	12/31/2021	12/31/2020	12/31/2021	12/31/2020

Profit (loss) for the period	5,338,506	1,798,958	7,603,722	(4,571,304)

Other comprehensive income	7,893,351	658,996	13,622,488	795,127
Items that may be subsequently reclassified to profit and loss	9,331,728	898,436	16,449,749	912,232
Exchange differences on translation of foreign operations from joint ventures	1,887,130	126,434	3,504,622	49,996
Exchange differences on translation of foreign operations	7,444,598	772,002	12,945,127	862,236
Items that will not be subsequently reclassified to loss and profit	(1,438,377)	(239,440)	(2,827,261)	(117,105)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	(189,996)	(25,630)	(363,848)	(11,495)
Revaluation of property, plant and equipment, net of tax [2]	(1,248,381)	(213,810)	(2,463,413)	(105,610)
Total comprehensive profit (loss)	13,231,857	2,457,954	21,226,210	(3,776,177)

Total comprehensive profit (loss) attributable to:
Equity holders of the parent	10,074,002	1,244,596	15,796,061	(5,789,271)
Non-controlling interests	3,157,855	1,213,358	5,430,149	2,013,094
	13,231,857	2,457,954	21,226,210	(3,776,177)

(1)The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $195,918 and $102,306 for the six-month and three-month periods ended December 31, 2021. The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $(3,832) and $880 for the six-month and three-month periods ended December 31, 2020.
(2)The tax effect of the revaluation of property, plant and equipment was $1,326,453 and $ 672,205 for the six-month and three-month periods ended December 31,2021. The tax effect of the revaluation of property, plant and equipment was $35,204 and $863 for the six-month-and three-month periods ended December 31, 2020.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties' balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2021 and 2020

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
									Revaluation	Equity
				Stock				Foreign	of PP&E	attributable
			Own shares	options and				currency	and effect	to owners	Non-
	Issued	Share	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	equity
06/30/2020	3,613	96,486,865	—	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants	260	7,765,410	(916,202)	—	—	—	—	—	—	6,849,468	—	6,849,468
Shares issued	188	14,999,812	—	—	—	—	—	—	—	15,000,000	—	15,000,000
Share-based incentives	—	—	—	636,519	—	—	—	—	—	636,519	—	636,519
Purchase of own shares	—	—	—	—	—	(1,608,560)	—	—	—	(1,608,560)	—	(1,608,560)
(Loss) profit for the period	—	—	—	—	—	—	(6,323,365)	—	—	(6,323,365)	1,752,061	(4,571,304)
Other comprehensive income or loss	—	—	—	—	—	—	—	627,778	(93,684)	534,094	261,033	795,127
12/31/2020	4,061	119,252,087	(916,202)	4,064,548	702,981	(1,639,466)	(24,936,477)	(42,570,423)	7,306,442	61,267,551	16,583,181	77,850,732

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2021 and 2020

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 17)	—	20,205	—	—	853,204	—	—	—	—	—	873,409	—	873,409
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
Profit for the period	—	—	—	—	—	—	—	4,301,230	—	—	4,301,230	3,302,492	7,603,722
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	13,756,640	(2,261,809)	11,494,831	2,127,657	13,622,488
12/31/2021	4,158	120,682,591	(255,893)	(916,202)	4,525,972	702,981	(3,530,926)	(21,182,045)	(18,866,168)	2,992,351	84,156,819	27,252,782	111,409,601

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties' balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2021 and 2020

(Amounts in US Dollars)

	Notes	12/31/2021	12/31/2020
OPERATING ACTIVITIES
Profit (loss) for the period		7,603,722	(4,571,304)

Adjustments to reconcile profit to net cash flows
Income tax		6,736,415	5,841,453
Finance results		13,401,289	18,632,336
Depreciation of property, plant and equipment	6.7	1,668,788	1,104,537
Amortization of intangible assets	6.8	1,375,998	1,071,448
Depreciation of leased assets	18	501,232	287,484
Transactional expenses		—	1,839,679
Share-based incentive and stock options		873,407	636,519
Share of profit or loss of joint ventures and associates	12	(919,087)	(305,687)
Provisions for contingencies		65,598	52,441
Allowance for impairment of trade debtors		815,929	126,593
Allowance for obsolescence		740,264	365,458
Initial recognition and changes in the fair value of biological assets		(2,142,828)	(984,193)
Changes in the net realizable value of agricultural products after harvest		1,242,185	—
Gain or loss on sale of equipment and intangible assets		(133,586)	(7,919)

Working capital adjustments
Trade receivables		(34,516,244)	(25,172,336)
Other receivables		(4,827,685)	(3,457,049)
Income tax paid		6,742,149	4,560,265
Inventories and biological assets		(35,202,949)	(13,147,532)
Trade and other payables		31,932,303	3,252,321
Employee benefits and social security		1,604,112	(1,009,417)
Deferred revenue and advances from customers		745,423	(1,797,030)
Income and minimum presumed income taxes paid		(3,041,629)	—
Government grants		(784)	(1,650)
Interest collected		1,866,722	1,658,084
Inflation effects on working capital adjustments		(16,998,252)	(12,620,160)
Net cash flows used in operating activities		(19,867,508)	(23,645,659)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2021 and 2020

(Amounts in US Dollars)

	Notes	12/31/2021	12/31/2020
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		319,587	82,510
Acquisition of assets		—	(5,000,000)
Proceeds from financial assets		8,657,999	—
Investment in financial assets		(482,849)	(2,630,731)
Purchase of property, plant and equipment	6.7	(1,756,346)	(1,755,975)
Acquisition of investment property		—	(758,063)
Capitalized development expenditures	6.8	(2,425,244)	(1,556,367)
Purchase of intangible assets	6.8	(346,268)	(576,684)
Net cash flows generated (used in) by investing activities		3,966,879	(12,195,310)

FINANCING ACTIVITIES
Proceeds from borrowings		79,923,730	69,542,113
Repayment of borrowings, financed payments and interest payments		(58,787,312)	(55,374,045)
(Decrease) increase in bank overdrafts and other short-term borrowings		(32,838)	1,374,003
Other financial proceeds or payments, net		(2,107,971)	(435,635)
Acquisition of non-controlling interest in subsidiaries		(724,429)	—
Leased assets payments		(493,453)	(293,182)
Warrants tender offer payments		—	(1,030,952)
Purchase of own shares		—	(1,608,560)
Net cash flows generated by financing activities		17,777,727	12,173,742

Net increase (decrease) in cash and cash equivalents		1,877,098	(23,667,227)

Inflation effects on cash and cash equivalents		(3,592,117)	(1,655,143)

Cash and cash equivalents as of beginning of the period	6.1	36,046,113	42,522,861
Effect of exchange rate changes on cash and equivalents		2,035,037	1,929,715
Cash and cash equivalents as of the end of the period	6.1	36,366,131	19,130,206

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

Index

1.General information.
2.Accounting standards and basis of preparation.
3.New standards, amendments and interpretations issued by the IASB.
4.Impact of COVID-19.
5.Seasonality.
6.Information about components of unaudited interim condensed consolidated statements of financial position.
7.Information about components of unaudited interim condensed consolidated statement of comprehensive income.
8.Taxation.
9.Earnings per share.
10.Information about unaudited condensed consolidated components of equity.
11.Cash flow information.
12.Joint ventures and associates.
13.Segment information.
14.Financial instruments – Risk management.
15.Shareholders and other related parties’ balances and transactions.
16.Key management personnel compensation.
17.Share-based payments.
18.Leases.
19.Contingencies, commitments, and restrictions on the distribution of profits.
20.Events occurring after the reporting period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States,Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2021, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2021.

Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2021, June 30, 2021 and for the six-month periods ended December 31, 2021 and 2020 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on February 25, 2022.

Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

●Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of December 31, 2020 and June 30, 2020 was 385.8826 and 321.9738, respectively.

The index as of December 31, 2021 and June 30, 2021 was 582.4575 and 483.6049, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b)	Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2021.

Revisions to previously issued unaudited interim condensed consolidated statements of cash flows

The Group has revised the figures presented in our unaudited interim condensed consolidated statements of cash flows as of December 31, 2020. Based on their nature, we changed certain amounts previously shown as short-term investments to cash equivalents and the reporting of the purchases of own shares from investment activities to financing activities. The impact of these changes was considered non-material and is as follows:

	As of December 31, 2020
	Previously
	reported	Adjustments	As revised
INVESTMENT ACTIVITIES
Proceeds from sales of financial assets	12,732,709	(12,732,709)	—
Investment in financial assets	—	(2,630,731)	(2,630,731)
Purchase of own shares	(1,608,560)	1,608,560	—
Net cash flows generated (used in) by investing activities	11,124,149	(13,754,880)	(2,630,731)

FINANCING ACTIVITIES
Purchase of own shares	—	(1,608,560)	(1,608,560)
Net cash flows used in by financing activities	—	(1,608,560)	(1,608,560)

Net increase (decrease) in cash and cash equivalents	(8,303,787)	(15,363,440)	(23,667,227)

Inflation effects on cash and cash equivalents	(403,950)	(1,251,193)	(1,655,143)

Cash and cash equivalents as of beginning of the period	27,159,421	15,363,440	42,522,861
Effect of exchange rate changes on cash and equivalents	678,522	1,251,193	1,929,715
Cash and cash equivalents as of the end of the period	19,130,206	—	19,130,206

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships. The amendments are effective for financial years beginning on or after January 1, 2021. Earlier application is permitted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Covid-19-Related Rent Concessions beyond 30 June 2021

The International Accounting Standards Board extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions.

In response to calls from stakeholders and because the covid-19 pandemic is still at its height, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022.

The original amendment permitted lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and, instead, to account for those rent concessions as if they were not lease modifications.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

b) The following new standards are not yet adopted by the Group.

Initial Application of IFRS 17 and IFRS 9 - Comparative Information

The amendment is a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities.

IFRS 17 incorporating the amendment is effective for annual reporting periods beginning on or after 1 January 2023. It is not expected to have material impact on the Group.

4.    IMPACT OF COVID-19

The Group's operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by COVID-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of COVID-19 outbreak and its impact on the countries and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent COVID-19 will affect the Group’s business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group's operations and financial condition.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.    SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

6.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.  Cash and cash equivalents

	12/31/2021	06/30/2021
Cash at bank and on hand	35,966,810	28,327,569
Money market funds	399,321	7,718,544
	36,366,131	36,046,113

6.2.       Other financial asset

	12/31/2021	06/30/2021
Current
Restricted short-term deposits	245,293	425,976
US Treasury bills	1,885,553	7,885,937
Other investments	1,476,793	2,849,485
	3,607,639	11,161,398

	12/31/2021	06/30/2021
Non-current
Shares of Bioceres S.A.	398,567	355,251
Other investments	470,465	742,211
	869,032	1,097,462

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.3.       Trade receivables

	12/31/2021	06/30/2021
Current
Trade debtors	106,971,920	87,709,287
Allowance for impairment of trade debtors	(6,405,009)	(5,858,503)
Shareholders and other related parties (Note 15)	444,095	—
Allowance for credit notes to be issued	(1,848,700)	(2,987,398)
Trade debtors - Joint ventures and associates (Note 15)	1,741,964	221,048
Deferred checks	18,380,786	9,699,738
	119,285,056	88,784,172

Non-current
Trade debtors	121,234	135,739
	121,234	135,739

6.4.       Other receivables

	12/31/2021	06/30/2021
Current
Taxes	8,131,277	6,048,533
Other receivables - Other related parties (Note 15)	1,441	1,547
Other receivables - Parents companies and related parties to Parents (Note 15)	—	770,549
Other receivables - Joint ventures and associates (Note 15)	2,679,918	2,219,863
Prepayments to suppliers	4,683,139	1,646,614
Prepayments to suppliers - Shareholders and other related parties (Note 15)	127,726	132,625
Reimbursements over exports	10,548	10,547
Prepaid expenses and other receivables	120,011	1,021
Loans receivables	230,000	230,000
Miscellaneous	271,690	92,406
	16,255,750	11,153,705

	12/31/2021	06/30/2021
Non-current
Taxes	171,237	862,771
Reimbursements over exports	1,639,408	1,680,371
	1,810,645	2,543,142

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.5.       Inventories

	12/31/2021	06/30/2021
Seeds	1,047,603	404,774
Resale products	31,157,840	21,368,521
Manufactured products	14,169,831	10,902,683
Goods in transit	1,287,904	1,169,303
Supplies	10,209,965	6,320,594
Agricultural products	31,031,179	21,984,626
Allowance for obsolescence	(1,595,610)	(1,112,950)
	87,308,712	61,037,551

Net of agricultural products	56,277,533	39,052,925

6.6.       Biological assets

Changes in biological assets

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the period	54,162	27,646	22,311	3,071	—	2,208,648	2,315,838
Initial recognition and changes in the fair value of biological assets	—	—	292,692	141,899	—	1,708,237	2,142,828
Costs incurred during the period	378,530	649,680	172,957	81,661	1,099,241	33,153,682	35,535,751
Exchange differences	6,622	3,379	2,726	4,039	—	58,841	75,607
Decrease due to harvest	—	—	(490,686)	(230,670)	—	(31,205,748)	(31,927,104)
Period ended December 31, 2021	439,314	680,705	—	—	1,099,241	5,923,660	8,142,920

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the period	105,101	271,754	45,639	34,050	—	509,184	965,728
Initial recognition and changes in the fair value of biological assets	174,578	129,785	239,266	25,377	(149,702)	564,889	984,193
Costs incurred during the period	259,760	442,922	254,909	45,490	10,371,418	4,667,032	16,041,531
Exchange differences	(371,625)	(80,335)	(28,376)	(9,251)	(844,644)	(378,411)	(1,712,642)
Decrease due to harvest / disposals	(87,982)	(110,192)	(135,089)	(28,504)	—	(5,362,694)	(5,724,461)
Period ended December 31, 2020	79,832	653,934	376,349	67,162	9,377,072	—	10,554,349

6.7.       Property, plant and equipment

Property, plant and equipment as of December 31, 2021 and June 30, 2021 included the following:

	12/31/2021	06/30/2021
Gross carrying amount	67,386,521	63,974,402
Accumulated depreciation	(18,439,966)	(16,019,806)
Net carrying amount	48,946,555	47,954,596

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	12/31/2021	06/30/2021
Office equipment	244,773	288,920
Vehicles	2,387,064	1,835,634
Equipment and computer software	142,803	67,105
Fixtures and fittings	3,501,808	2,967,431
Machinery and equipment	5,493,935	5,125,728
Land and buildings	35,112,872	35,674,513
Buildings in progress	2,063,300	1,995,265
Total	48,946,555	47,954,596

1.   Gross carrying amount as of December 31, 2021 is as follows:

	Gross carrying amount
	As of the
	beginning				Foreign		As of the
	of the				currency		end of the
Class	period	Additions	Transfers	Disposals	translation	Revaluation	period
Office equipment	762,825	17,009	(55,698)	—	69,188	—	793,324
Vehicles	3,512,217	715,492	55,698	(218,344)	258,800	—	4,323,863
Equipment and computer software	592,126	101,156	—	(49,944)	55,471	—	698,809
Fixtures and fittings	5,637,943	—	356,109	(15)	821,362	—	6,815,399
Machinery and equipment	9,987,811	371,583	68,805	(41,468)	1,033,450	—	11,420,181
Land and buildings	41,486,215	—	168,569	—	4,099,357	(4,482,496)	41,271,645
Buildings in progress	1,995,265	551,106	(593,483)	(127,338)	237,750	—	2,063,300
Total	63,974,402	1,756,346	—	(437,109)	6,575,378	(4,482,496)	67,386,521

2.   Accumulated depreciation as of December 31, 2021 is as follows

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of		Of the	currency		as of the end
Class	the period	Disposals	period	translation	Revaluation	of period
Office equipment	473,905	—	23,583	51,063	—	548,551
Vehicles	1,676,583	(196,985)	413,229	43,972	—	1,936,799
Equipment and computer software	525,021	(49,631)	48,637	31,979	—	556,006
Fixtures and fittings	2,670,512	—	327,792	315,287	—	3,313,591
Machinery and equipment	4,862,083	(4,492)	516,171	552,484	—	5,926,246
Land and buildings	5,811,702	—	339,376	700,325	(692,630)	6,158,773
Total	16,019,806	(251,108)	1,668,788	1,695,110	(692,630)	18,439,966

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.   Gross carrying amount as of December 31, 2020, is as follows:

	Gross carrying amount
	As of the			Foreign		As of the
	beginning			currency		end of
Class	of period	Additions	Disposals	translation	Revaluation	period
Office equipment	579,882	42,546	(5,103)	1,474	—	618,799
Vehicles	2,977,542	898,190	(189,537)	33,791	—	3,719,986
Equipment and computer software	465,679	37,882	—	3,477	—	507,038
Fixtures and fittings	5,480,431	1,506	—	(32,276)	—	5,449,661
Machinery and equipment	9,054,701	267,275	—	(170,499)	—	9,151,477
Land and buildings	34,698,618	57,252	—	118,430	(189,731)	34,684,569
Buildings in progress	1,270,539	451,324	—	(4,188)	—	1,717,675
Total	54,527,392	1,755,975	(194,640)	(49,791)	(189,731)	55,849,205

4.   Accumulated depreciation as of December 31, 2020, is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of		Of the	currency		as of the end
Class	period	Disposals	period	translation	Revaluation	of period
Office equipment	391,602	(2,964)	19,750	702	—	409,090
Vehicles	1,828,087	(117,085)	289,400	(2,031)	—	1,998,371
Equipment and computer software	433,231	—	20,737	1,315	—	455,283
Fixtures and fittings	1,801,356	—	169,806	5,607	—	1,976,769
Machinery and equipment	3,605,468	—	291,265	11,406	—	3,908,139
Land and buildings	4,952,542	—	313,579	16,187	(48,917)	5,233,391
Total	13,012,286	(120,049)	1,104,537	33,186	(48,917)	13,981,043

The depreciation charge is included in Notes 7.3 and 7.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates its assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of December 31, 2021, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.8.      Intangible assets

Intangible assets as of December 31, 2021 and June 30, 2021 included the following:

	12/31/2021	06/30/2021
Gross carrying amount	85,908,018	78,019,203
Accumulated amortization	(13,345,000)	(10,676,841)
Net carrying amount	72,563,018	67,342,362

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	12/31/2021	06/30/2021
Seed and integrated products
HB4 soy and breeding program	29,451,462	27,611,142
Integrated seed products	2,848,985	2,558,220
Crop nutrition
Microbiological products	4,721,078	3,996,657
Other intangible assets
Trademarks and patents	7,330,948	6,923,256
Software	2,261,197	1,849,041
Customer loyalty	20,949,348	19,404,046
RG/RS/OX Wheat	5,000,000	5,000,000
Total	72,563,018	67,342,362

1.     Gross carrying amount as of December 31, 2021 is as follows:

	Gross carrying amount
	As of the		Foreign	As of the
	beginning of		currency	end of the
Class	the period	Additions	translation	period
Seed and integrated products
HB4 soy and breeding program	27,611,142	1,840,320	—	29,451,462
Integrated seed products	2,558,220	—	290,765	2,848,985
Crop nutrition
Microbiological products	6,037,680	584,924	648,526	7,271,130
Other intangible assets
Trademarks and patents	9,824,171	—	1,129,486	10,953,657
Software	3,784,593	346,268	508,279	4,639,140
Customer loyalty	23,203,397	—	2,540,247	25,743,644
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	78,019,203	2,771,512	5,117,303	85,908,018

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.      Accumulated amortization as of December 31, 2021 is as follows:

	Amortization
	Accumulated		Foreign	Accumulated as
	as of beginning		currency	of the end of the
Class	of the period	Of the period	translation	period
Crop nutrition
Microbiological products	2,041,023	259,522	249,507	2,550,052
Other intangible assets
Trademarks and patents	2,900,915	368,581	353,213	3,622,709
Software	1,935,552	212,148	230,243	2,377,943
Customer loyalty	3,799,351	535,747	459,198	4,794,296
Total	10,676,841	1,375,998	1,292,161	13,345,000

3.     Gross carrying amount as of December 31, 2020 is as follows:

	Gross carrying amount
	As of the
	beginning			Foreign currency	As of the end of
Class	of period	Additions	Transfers	translation	period
Seed and integrated products
HB4 soy and breeding program[1]	7,345,923	19,063,357	(186,804)	609	26,223,085
Integrated seed products	2,296,955	—	—	7,537	2,304,492
Crop nutrition
Microbiological products	3,867,593	922,937	—	21,369	4,811,899
Other intangible assets
Trademarks and patents	8,432,746	—	—	27,672	8,460,418
Software	2,088,929	502,137	186,804	5,092	2,782,962
Customer loyalty	18,800,691	—	—	61,693	18,862,384
GLA/ARA safflower	—	2,931,699	—	—	2,931,699
Total	42,832,837	23,420,130	—	123,972	66,376,939

(1)Of the total additions, $18.4 million are associated with the acquisition of the remaining ownership interest in Verdeca LLC.

4.     Accumulated amortization as of December 31, 2020 is as follows:

	Amortization
	Accumulated as		Foreign	Accumulated
	of beginning of		currency	as of the end
Class	period	Of the period	translation	of period
Crop nutrition
Microbiological products	1,363,962	229,417	5,407	1,598,786
Other intangible assets
Trademarks and patents	2,057,964	279,016	6,754	2,343,734
Software	1,401,964	200,277	3,695	1,605,936
Customer loyalty	2,675,483	362,738	8,779	3,047,000
Total	7,499,373	1,071,448	24,635	8,595,456

The amortization charge is included in Notes 7.3 and 7.4.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.9.       Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were no indicators of goodwill impairment.

Carrying amount of goodwill as of December 31, 2021 and June 30, 2021 is as follows:

	12/31/2021	06/30/2021
Rizobacter Argentina S.A.	25,080,278	22,277,336
Bioceres Crops S.A.	6,737,752	6,003,780
Insumos Agroquímicos S.A.	470,090	470,090
	32,288,120	28,751,206

6.10.       Trade and other payables

	12/31/2021	06/30/2021
Current
Trade creditors	82,253,229	51,389,515
Shareholders and other related parties (Note 15)	53,661	52,864
Trade creditors - Parent company (Note 15)	182,812	193,718
Trade creditors - Joint ventures and associates (Note 15)	21,113,841	17,669,027
Taxes	2,138,995	2,556,945
Miscellaneous	273,704	229,339
	106,016,242	72,091,408

6.11.       Borrowings

	12/31/2021	06/30/2021
Current
Bank overdrafts	—	32,838
Bank borrowings	36,004,973	33,684,287
Corporate bonds	5,358,525	24,742,752
Trust debt securities	3,080,286	3,470,448
Net loans payables- Parents companies and related parties to Parents (Note 15)	3,697,715	3,578,921
Other finance debt	89,164	—
Subordinated loan	—	11,276,611
	48,230,663	76,785,857
Non-current
Bank borrowings	8,656,385	4,161,827
Corporate bonds	74,004,867	37,826,641
Net loans payables- Parents companies and related parties to Parents (Note 15)	6,000,000	6,000,000
Trust debt securities	2,076,976	—
	90,738,228	47,988,468

On December 23, 2021,we completed a $20 million public offering of Series VII corporate bonds in the Argentine market. The bonds mature in December 2024 and pay an annual nominal interest rate of 1.49%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The carrying value of some borrowings as of December 31, 2021 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

	12/31/2021		06/30/2021
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	36,004,973	34,440,750	33,684,287	32,770,615
Corporate Bonds	5,358,525	5,322,676	24,742,752	24,085,087

Non-current
Bank borrowings	8,656,385	7,985,438	4,161,827	3,864,666
Corporate Bonds	74,004,867	68,109,433	37,826,641	32,656,097

The Group has met the capital and interest installments whose maturity were effective in the six-month period ended December 31, 2021.

6.12.     Employee benefits and social security

	12/31/2021	06/30/2021
Current
Salaries, accrued incentives, vacations and social security	6,201,169	4,243,585
Key management personnel (Note 15)	270,909	436,493
	6,472,078	4,680,078

7.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7.1.   Revenues from contracts with customers

	12/31/2021	12/31/2020
Sale of goods and services	157,538,626	88,616,572
Royalties	1,129,024	1,492,026
	158,667,650	90,108,598

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 15.

7.2.   Cost of sales

Item	12/31/2021	12/31/2020
Inventories as of the beginning of the period	39,052,925	29,338,548
Purchases of the period	102,342,174	56,271,944
Production costs	7,581,570	5,514,975
Foreign currency translation	516,306	(1,283,574)
Subtotal	149,492,975	89,841,893
Inventories as of the end of the period [1]	(56,277,533)	(41,655,409)
Cost of sales	93,215,442	48,186,484

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

(1) Net of agricultural products.

7.3.   R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	12/31/2021	12/31/2020
Amortization of intangible assets	604,462	508,433
Import and export expenses	1,685	9,322
Depreciation of property, plant and equipment	213,837	69,860
Employee benefits and social securities	685,412	496,967
Maintenance	25,702	14,045
Energy and fuel	24,659	17,564
Supplies and materials	726,899	460,272
Mobility and travel	38,564	4,668
Share-based incentives	30,099	—
Professional fees and outsourced services	137,674	67,550
Professional fees related parties	296,967	466,144
Office supplies	2,842	2,467
Information technology expenses	6,039	9,992
Insurance	12,598	8,326
Depreciation of leased assets	2,523	1,279
Miscellaneous	5,612	2,143
Total	2,815,574	2,139,032

	12/31/2021	12/31/2020
R&D capitalized (Note 6.8)	2,425,244	1,556,367
R&D profit and loss	2,815,574	2,139,032
Total	5,240,818	3,695,399

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.   Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	12/31/2021
Amortization of intangible assets	—	771,536	771,536
Analysis and storage	26,537	69,502	96,039
Commissions and royalties	547,364	1,181,465	1,728,829
Import and export expenses	61,209	560,934	622,143
Depreciation of property, plant and equipment	655,067	799,884	1,454,951
Depreciation of leased assets	246,942	251,767	498,709
Impairment of receivables	—	815,929	815,929
Freight and haulage	311,416	4,457,096	4,768,512
Employee benefits and social securities	3,265,750	11,033,554	14,299,304
Maintenance	400,778	570,294	971,072
Energy and fuel	233,958	24,908	258,866
Supplies and materials	351,410	570,762	922,172
Mobility and travel	7,361	696,370	703,731
Publicity and advertising	—	2,247,729	2,247,729
Contingencies	—	65,598	65,598
Share-based incentives	—	843,308	843,308
Professional fees and outsourced services	587,370	3,075,667	3,663,037
Professional fees related parties	—	48,934	48,934
Office supplies	89,670	198,228	287,898
Insurance	36,328	556,441	592,769
Information technology expenses	—	817,032	817,032
Obsolescence	740,264	—	740,264
Taxes	19,398	5,230,416	5,249,814
Miscellaneous	748	110,407	111,155
Total	7,581,570	34,997,761	42,579,331

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	12/31/2020
Amortization of intangible assets	—	563,015	563,015
Analysis and storage	18,651	46,251	64,902
Commissions and royalties	767,326	287,445	1,054,771
Import and export expenses	29,128	434,113	463,241
Depreciation of property, plant and equipment	560,806	473,871	1,034,677
Depreciation of leased assets	125,226	160,979	286,205
Impairment of receivables	—	126,593	126,593
Freight and haulage	248,785	2,023,017	2,271,802
Employee benefits and social securities	2,260,596	7,010,150	9,270,746
Maintenance	282,937	259,182	542,119
Energy and fuel	156,666	23,848	180,514
Supplies and materials	187,315	58,212	245,527
Mobility and travel	1,593	369,382	370,975
Publicity and advertising	—	1,062,884	1,062,884
Contingencies	—	52,441	52,441
Share-based incentives	—	636,519	636,519
Professional fees and outsourced services	335,681	4,040,404	4,376,085
Professional fees related parties	—	113,888	113,888
Office supplies	89,049	150,121	239,170
Insurance	68,033	392,752	460,785
Information technology expenses	849	530,970	531,819
Obsolescence	365,458	—	365,458
Taxes	16,609	2,431,415	2,448,024
Miscellaneous	267	64,507	64,774
Total	5,514,975	21,311,959	26,826,934

7.5.   Finance results

	12/31/2021	12/31/2020
Financial costs
Interest expenses with the Parents (Note 15)	(415,812)	(634,128)
Interest expenses	(5,439,593)	(9,043,815)
Financial commissions	(907,660)	(964,237)
	(6,763,065)	(10,642,180)

Other financial results
Exchange differences generated by assets	6,355,520	10,714,855
Exchange differences generated by liabilities	(11,682,895)	(16,991,043)
Changes in fair value of financial assets or liabilities and other financial results	(1,652,984)	(5,466,867)
Net gain of inflation effect on monetary items	342,135	3,752,899
	(6,638,224)	(7,990,156)

Total net financial results	(13,401,289)	(18,632,336)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	12/31/2021	12/31/2020
Current tax expense	(11,916,178)	(6,716,736)
Deferred tax	5,179,763	875,283
Total	(6,736,415)	(5,841,453)

The gross movement on the deferred income tax account is as follows:

	12/31/2021	12/31/2020
Beginning of the period deferred tax	(22,421,125)	(14,164,930)
Charge of the period	5,179,763	875,283
Charge to OCI	1,326,453	35,204
Conversion difference	(2,993,421)	(145,175)
Total net deferred tax	(18,908,330)	(13,399,618)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	12/31/2021	12/31/2020
Earning before income tax-rate	14,340,137	1,270,149
Income tax expense by applying tax rate in force in the respective countries	(7,314,555)	(4,007,409)
Share of profit or loss of subsidiaries, joint ventures and associates	269,138	100,552
Stock options charge	(180,523)	(29,199)
Rate change adjustment	—	(163,269)
Non-deductible expenses	(315,241)	(295,416)
Representation expenses	(3,039)	(10,972)
Foreign investment coverage	140,720	248,743
Tax inflation adjustment	1,097,315	(1,197,624)
Result of inflation effect on monetary items and other finance results	(479,093)	(457,537)
Others	48,863	(29,322)
Income tax expenses	(6,736,415)	(5,841,453)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.    EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three -month period ended		Six -month period ended
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Numerator
Profit (loss) for the period (basic EPS)	3,427,093	648,193	4,301,230	(6,323,365)
Profit (loss) for the period (diluted EPS)	3,427,093	648,193	4,301,230	(6,323,365)
Denominator
Weighted average number of shares (basic EPS)	41,104,331	38,016,601	41,104,331	38,016,601
Weighted average number of shares (diluted EPS)	42,403,196	39,038,280	42,403,196	38,016,601

Basic profit (loss) attributable to ordinary equity holders of the parent	0.0834	0.0171	0.1046	(0.1663)
Diluted profit (loss) attributable to ordinary equity holders of the parent	0.0808	0.0166	0.1014	(0.1663)

For the six-month period ended December 31, 2020 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares, share-based incentives, and Convertible notes.

The stock options were included in the diluted EPS calculation for the year ended December 31, 2021 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option. See note 17.

Convertible notes outstanding were not included in the diluted EPS calculations for the three-and-six month periods ended December 31, 2021 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

10.    INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

Share capital

As of December 31, 2021, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 41,105,321 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) $49.1 million of Convertible notes, and (vi) 2,031,058 ordinary shares reserved for our equity compensation plans.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Non-controlling interests

On August 2, 2021, we acquired an incremental ownership of Insumos Agróquimicos S.A. (“Insuagro”). Consideration of payment of the 2,467,990 shares acquired was $0.7 million in cash as a Fixed Price. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA per share to be measured in each annual reporting period. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated and the fair value of the consideration paid.

As of today, we own 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.    CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	12/31/2021	12/31/2020
Investment activities
Settlement of receivables through PPE contribution	—	1,547,543
Investment in-kind in other related parties (Note 15)	437,780	921,390
Acquisition of assets financed by debt	—	7,637,972
Acquisition of assets through issuance of capital	—	15,000,000
	437,780	25,106,905

	12/31/2021	12/31/2020
Financing activities
Acquisition of non-controlling interest in subsidiaries	255,893	—
	255,893	—

12.    JOINT VENTURES AND ASSOCIATES

	12/31/2021	06/30/2021
Assets
Synertech Industrias S.A.	30,867,914	27,572,597
Indrasa Biotecnología S.A.	113,821	54,957
Alfalfa Technologies S.R.L.	91,240	97,920
Moolec Science Limited	2,981,982	2,931,699
	34,054,957	30,657,173

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Liabilities
Trigall Genetics S.A.	616,173	1,278,250
	616,173	1,278,250

Share of profit or loss of joint ventures and associates:

	12/31/2021	12/31/2020
Trigall Genetics S.A.	662,077	(98,280)
Synertech Industrias S.A.	319,356	376,635
Moolec Science Limited	(114,709)	—
Indrasa Biotecnología S.A.	52,363	27,332
	919,087	305,687

	12/31/2021	12/31/2020
As of the beginning of the period	29,378,923	23,103,963
Revaluation of property, plant and equipment	(363,848)	(11,495)
Foreign currency translation	3,504,622	49,996
Share of profit or loss	919,087	305,687
As of the end of the period	33,438,784	23,448,151

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

13.    SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended December 31, 2021	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	23,767,633	82,062,604	51,708,389	157,538,626
Royalties	1,129,024			1,129,024
Others
Government grants	805	—	—	805
Initial recognition and changes in the fair value of biological assets	1,033,753	845,387	263,688	2,142,828
Changes in the net realizable value of agricultural products after harvest	(821,078)	(304,522)	(116,585)	(1,242,185)
Total	25,110,137	82,603,469	51,855,492	159,569,098

Cost of sales	(8,988,420)	(57,480,257)	(26,746,765)	(93,215,442)
Gross profit per segment	16,121,717	25,123,212	25,108,727	66,353,656
% Gross margin	64%	30%	48%	42%

	Seed and
	integrated	Crop	Crop
Period ended December 31, 2020	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	19,191,676	48,577,062	20,847,834	88,616,572
Royalties	1,492,026			1,492,026
Others
Government grants	1,160	—	—	1,160
Initial recognition and changes in the fair value of biological assets	470,789	119,039	394,365	984,193
Total	21,155,651	48,696,101	21,242,199	91,093,951

Cost of sales	(8,705,712)	(28,703,147)	(10,777,625)	(48,186,484)
Gross profit per segment	12,449,939	19,992,954	10,464,574	42,907,467
% Gross margin	59%	41%	49%	47%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.    FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of December 31, 2021 and June 30, 2021.

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	12/31/2021	06/30/2021	12/31/2021	06/30/2021
Cash and cash equivalents	35,966,810	28,327,569	399,321	7,718,544
Other financial assets	1,114,325	1,523,438	3,362,346	10,735,422
Trade receivables	119,406,290	88,919,911	—	—
Other receivables (*)	4,833,005	5,005,283	—	—
Total	161,320,430	123,776,201	3,761,667	18,453,966

(*)	Advances expenses and tax balances are not included.

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	12/31/2021	06/30/2021	12/31/2021	06/30/2021
Trade and other payables	106,016,242	72,091,408	—	—
Borrowings	138,879,727	124,774,325	89,164	—
Convertible notes	48,890,332	48,664,012	—	—
Lease liability	1,205,745	1,140,717	—	—
Employee benefits and social security	6,472,078	4,680,078	—	—
Consideration for acquisition of assets	12,443,071	11,790,533	—	—
Total	313,907,195	263,141,073	89,164	—

Financial instruments measured at fair value

Measurement at fair value at 12/31/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	399,321	—	—
US Treasury bills	1,885,553	—	—
Other investments	1,476,793	—	—

Financial liabilities at fair value
Other finance debt	—	89,164	—

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	7,718,544	—	—
US Treasury bills	7,885,937	—	—
Other investments	2,110,414	739,071	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

15.    SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended December 31, 2021 and 2020, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of transactions for the period ended
Party	Transaction type	12/31/2021	12/31/2020
Joint ventures and associates	Sales and services	10,839,406	2,920,262
Joint ventures and associates	Purchases of goods and services	(29,026,646)	(9,763,160)
Joint ventures and associates	Net loans granted	—	18,409
Key management personnel	Salaries, social security benefits and other benefits	(1,677,312)	(1,716,413)
Key management personnel	Net loans cancelled	—	(603,093)
Key management personnel	Interest gain	—	(8,879)
Shareholders and other related parties	Sales of goods and services	313,432	161,792
Shareholders and other related parties	Purchases of goods and services	(2,441,710)	(399,888)
Shareholders and other related parties	In-kind contributions	437,780	921,390
Parent company and related parties to Parent (Note 7.5)	Interest expenses	(415,812)	(634,128)
Total		(21,970,862)	(9,103,708)

		Amounts receivable from related parties
Party	Transaction type	12/31/2021	06/30/2021
Parent company and related parties to Parent	Other receivables	—	770,549
Shareholders and other related parties	Trade debtors	444,095	—
Other receivables - Other related parties	Other receivables	129,167	134,172
Joint ventures and associates	Trade debtors	1,741,964	221,048
Joint ventures and associates	Other receivables	2,679,918	2,219,863
Total		4,995,144	3,345,632

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	12/31/2021	06/30/2021
Parent company and related parties to Parent	Trade creditors	(182,812)	(193,718)
Parent company and related parties to Parent	Net loans payables	(9,697,715)	(9,578,921)
Key management personnel	Salaries, social security benefits and other benefits	(270,909)	(436,493)
Shareholders and other related parties	Trade and other payables	(53,661)	(52,864)
Joint ventures and associates	Trade creditors	(21,113,841)	(17,669,027)
Total		(31,318,938)	(27,931,023)

16.    KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management, including social security contributions and other benefits, was as follows for the period ended December 31, 2021 and 2020.

	12/31/2021	12/31/2020

Salaries, social security and other benefits	803,905	1,079,894
Share-based incentives	873,407	636,519
Total	1,677,312	1,716,413

17.    SHARE-BASED PAYMENTS

a)Incentive payments based on options

●Share option plan for directors and senior management: plan granted up to 1,200,000 underlying ordinary share. The options have an exercise price of $4.55 and expire on October 31, 2029.
●Share Option Plan for junior management: plan granted up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

Options can be exercised on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

	Directors and	Junior
Factor	Sr. Management	Management
Weighted average fair value of shares	$5.42	$13.98
Exercise price	$4.55	$5.55
Weighted average expected volatility (*)	29.69%	42.18%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.66%	1.17%
Weighted average expected life	9.89 years	9.22 years
Weighted average fair value of stock options at measurement date	$2.47	$10.1

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group estimates that 100% of the stock options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the six-month periods ended December 31, 2021 and 2020.

	12/31/2021		12/30/2020
	Number of	Exercise	Number of	Exercise
	options	price	options	price
At the beginning	1,166,667	$4.55	1,200,000	$4.55
Granted during the period	93,600	$5.55	—	—
Annulled during the period	—	—	—	—
Exercised during the period	(2,000)	$5.55	—	—
Expired during the period	—	—	—	—
Effective at period(*)	1,258,267	$4.62	1,200,000	$4.55

(*)Exercise price of options effective at the end of the period was calculated using weighted average.

The charge of the plans based on options recognized during the period was $0.6 million.

b)	Annual compensation - Bonus

Bonus in Cash. As well as fiscal year ended June 30, 2020, for the Bonus in Cash 2021, all the beneficiaries decided to receive the bonus in ordinary shares. The charge for the six-month period ended December 31, 2021 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2021 amounted to $0.1 million.

Bonus in Kind. The charge for the six-month period ended December 31, 2021 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2021 amounted to $0.15 million.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

18.    LEASE

Right-of-use leased asset	12/31/2021	06/30/2021
Book value at the beginning of the period	3,688,150	2,369,326
Additions of the period	612,579	913,321
Exchange differences	(156,673)	405,503
Book value at the end of the year	4,144,056	3,688,150

Depreciation	12/31/2021	06/30/2021
Book value at the beginning of the period	2,360,490	1,254,729
Exchange differences	(206,274)	278,441
Depreciation of the period	501,232	827,320
Accumulated depreciation at the end of the period	2,655,448	2,360,490
Total	1,488,608	1,327,660

Lease liability	12/31/2021	06/30/2021
Book value at the beginning of the period	1,140,717	1,109,812
Additions of the year	396,205	259,427
Interest expenses, exchange differences and inflation effects	162,276	500,442
Payments of the period	(493,453)	(728,964)
Total	1,205,745	1,140,717

Lease Liabilities	12/31/2021	06/30/2021
Non-current	570,505	390,409
Current	635,240	750,308
Total	1,205,745	1,140,717

The recognized right-of-use assets relate to the following types of assets:

	12/31/2021	06/30/2021
Machinery and equipment	742,417	661,544
Vehicles	1,007,824	1,061,184
Equipment and computer software	668,160	582,101
Land and buildings	1,725,655	1,383,321
	4,144,056	3,688,150

The incremental borrowing rate used was 3.52%.

19.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2021.

20.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to December 31, 2021, there have been no situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.